

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 26, 2010

Via U.S. Mail and Facsimile

B. Grant Yarber
President and Chief Executive Officer
Capital Bank Corporation
333 Fayetteville Street, Suite 700
Raleigh, NC 27601

> **Re: Capital Bank Corporation**
> **Registration Statement on Form S-1/A**
> **Filed August 6, 2010**
> **File No. 333-168408**

Dear Mr. Yarber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 6, 2010

General

1. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

Risk Factors, page 9

General

2. Please consider adding risk factors for the following items or advise us as to why you believe such factors are not risks to investors:

- trends in loan delinquencies at June 30, 2010, December 31, 2009 and June 30, 2009;

- growth in and sales of OREO at June 30, 2010, December 31, 2009 and June 30, 2009;

- trends in loans not modified but with terms extended at June 30, 2010, December 31, 2009 and June 30, 2009; and

- management's ownership interest may decline from ___ (use percentage held at December 31, 2009) to __% if all shares are sold and management does not buy any shares in the offering.

Our real estate and land acquisition and development loans …, page 11

3. Please revise this risk factor to disclose the total amount of nonperforming real estate land loans, construction loans and acquisition and development loans as of June 30, 2010, March 31, 2010 and December 31, 2009.

Our non-owner occupied commercial real estate loans …, page 12

4. Please revise this risk factor to disclose the total amount of nonperforming non-owner occupied commercial real estate loans as of June 30, 2010, March 31, 2010 and December 31, 2009.

Repayment of our commercial business loans …, page 12

5. Please revise this risk factor to disclose the total amount of nonperforming commercial business loans as of June 30, 2010, March 31, 2010 and December 31, 2009.

<u>If our allowance for loan losses is not adequate …, page 14</u>

6.   Please revise this risk factor to disclose the allowance for loan losses as of June 30, 2010, March 31, 2010 and December 31, 2010. Please also disclose the ratio of the allowance for loan losses to total nonperforming loans as of the same periods. We note that this is disclosed elsewhere in the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Counsel

cc: Margaret N. Rosenfeld, Esq.
        Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.